RCG ETFs, Inc.

9 West 57th Street

Suite 5000

New York, New York 10019

September 24, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RCG ETFs, Inc. (the “Corporation”) Request for Withdrawal of Application for Exemptive Order (File Nos. 333-259296 and 811-23740)

Ladies and Gentlemen:

On behalf of the Corporation, Ruane, Cunniff & Goldfarb L.P. and Foreside Financial Services, LLC (collectively, the “Applicants”), an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act that would grant an exemption Sections 17(a)(1) and 17(a)(2) of the Act, was submitted on September 13, 2021. At this time, the Applicants hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Application and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding this matter, please contact the undersigned at (202) 737-8833.

Sincerely,

By:	/s/ Paul M. Miller
Paul M. Miller
Partner, Seward & Kissel LLP and
Counsel to the Corporation